

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via E-mail

Todd Hays
Chief Executive Officer
Game Trading Technologies, Inc.
10957 McCormick Road
Hunt Valley, Maryland 21031

> **Re:** **Game Trading Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 19, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010**
> **Filed April 20, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010**
> **Filed April 20, 2011**
> **File No. 333-141521**

Dear Mr. Hays:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Your current disclosure does not provide information on your critical accounting estimates where you discuss the types of amounts that you estimate and their impact on your operating results. However, we note you recorded in cost of sales during the second quarter of fiscal 2011 an inventory valuation write-off of $6.0 million when your allowance for estimated inventory obsolescence at December 31, 2010 was only $175,000. Please revise your disclosure to include the types of assets, liabilities and expenses that you currently estimate, the assumptions you use and how you determine the amounts estimated. For each estimate, please discuss its variability and sensitivity to change and the factors and judgments made by management that could cause changes to occur. If there are no significant estimates, please supplementally explain as the reason for your conclusion. See the Commission's Management's Discussion and Analysis Guidance issued December 29, 2003, Release No. 33-8350.

Cash flow analysis, page 23

2. Given the discussion contained in the last 2 paragraphs of this section, please tell us whether the factors discussed in those paragraphs caused your auditors to consider your ability to continue as a going concern. If so and such concerns were subsequently alleviated, please tell us what consideration was given to disclosing the principal conditions and events that initially caused substantial doubt. See AU 341.11 of the PCOAB Standards.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

3. We note your classification of the redeemable preferred stock as temporary equity. Your disclosure states the redeemable preferred stock may "ultimately be redeemable at the option of the holder." Please tell us and revise your disclosure to clearly state all of the terms of redemption and clarify if there are any terms, events or conditions that are certain to occur. Refer to FASB ASC 505-10-50-11.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7
Inventory, page F-8

4. Refer to your Form 10-Q/A for the quarter ended September 30, 2010 specifically, Note 2 - Restatement of Financial Statement. We note an adjustment to cost of sales

and inventory for $565,000 relating to the nine month period of fiscal 2010 due to improper calculation of costs using the average cost method. Please provide us with a further explanation of how this error was identified and how you calculated the amount of the adjustment. Please also tell us what you intend to convey with the fourth and fifth paragraphs is this note describing the inventory and cost of sales adjustments. If the fifth paragraph is attempting to describe the "turn-around" effect of the adjustment described in the fourth paragraph, please explain.

Revenue Recognition, page F-9

5. Your disclosure states that revenue is recognized when shipment has occurred. You also describe a restatement adjustment reversing a sale where delivery to the customer had not occurred at quarter-end where the shipping terms were FOB destination. Please revise your accounting policy disclosure for future filings to indicate the point in time that revenue recognition takes place. To the extent your shipping terms are determinative of when revenue recognition is recognized, please disclose your policy in future filings and supplementally explain why you vary shipping terms. If your shipping terms are typically FOB destination, explain how your disclosed policy conforms with GAAP.

Note 6. Product Financing-Related Party, page F-13

6. Please supplementally explain the accounting for the "Sales Agreement" and the "Reseller Agreement" with DK Trading. Provide us your accounting entries at each step of the transaction and provide us the support for the accounting employed.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations – Three Months and Six Months Ended June 30, 2011 Compared to the Three and Six Months Ended June 30, 2010, page 25

Cost of Sales, page 26

7. We note your discussion of a $6.0 million inventory valuation write-off during the quarter ended June 30, 2011. Please tell us how you determined the amount of the write-off and explain to us whether and why such amount could have or should have been identified at an earlier quarter. In this regard, explain to us why your allowance for obsolete inventory of $175,000 as of December 31, 2010 did not contemplate some or all of the charge made in the quarter ended June 30, 2011. Please also explain what you mean by "due to a liquidation of inventory to satisfy our asset based

lender's loan repayment requirements on or before August 26, 2011" as part of the reason for the write-off.

Form 10-Q for the quarter ended June 30, 2011
Form 10-Q for the quarter ended March 31, 2011
Form 10-Q/A for the quarter ended June 30. 2010
Form 10-Q/A for the quarter ended March 31, 2010

Item 6. Exhibits

Exhibits 31.1 and 31.2

8. We note your disclosure in the wording in the first two lines of each 302 certification filed by each officer for the periodic reports listed below does not comply with the requirements of Item 601(b)(31) of Regulation S-K.

- Form 10-Q/A for the quarter ended March 31, 2010 – filed 04/20/11;
- Form 10-Q/A for the quarter ended June 30. 2010 – filed 04/20/11;
- Form 10-Q for the quarter ended March 31, 2011 – filed 05/16/11;
- Form 10-Q for the quarter ended June 30, 2011 – filed 08/19/11;

Please confirm to us that the omission of the name of each officer and the related wording in the first two lines of each certification filed by your principal executive officer and your principal financial officer was not intended to limit the capacity in which such individuals provided the certification filed with each of the specific periodic reports listed above. Please also confirm that you will provide in future filings 302 certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3849 if you have questions regarding our comments.

Sincerely,

/s/ James A. Allegretto

James A. Allegretto
Senior Assistant Chief Accountant